UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number: 000-33067

NOTIFICATION OF LATE FILING

(Check One):     ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q ☐ Form 10-D  ☐ Form N-SAR
☐ Form N-CSR

For Period Ended:  December 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I --  REGISTRANT INFORMATION

Full name of registrant: MIDWEST ENERGY EMISSIONS CORP.

Former name if applicable:  N/A

Address of principal executive office (Street and Number):

500 West Wilson Bridge Road, Suite 140

City, State and Zip Code:

Worthington, Ohio 43085

PART II --  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011 cannot be filed within the prescribed time period because the Registrant requires additional time to insure adequate disclosure of certain information required to be included in the Form 10-K, primarily the result of the completion of the acquisition of Midwest Energy Emissions Corp., which occurred in the second quarter of 2011.  The accounting for the acquisition has required an ongoing review of a number of complex and technical accounting items related to its financial statements that are to be filed in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.  The Registrant, therefore, is unable to file its Annual Report on Form 10-K within the prescribed time period without unreasonable effort or expense.  The Company has been unable to complete its financial statements for the fiscal year ended December 31, 2011 due to, among other things, the errors in previously filed financial statements.  See the Company’s Form 8-K filed with the Commission on March 27, 2012.  The identified errors related to accounting for of the Agreement and Plan of Merger (the “Merger Agreement”) with Midwest Energy Emissions Corp., a North Dakota corporation on June 21, 2011. The errors were related to which entity survived the transaction in the recording of the merger, which was treated as a reverse merger for accounting purposes. As a result of these errors, the Registrant determined that the financial statements contained in the Company’s Form 10-Q’s for the quarters ended June 30, 2011 and September 30, 2011 should be restated on Forms 10-Q/A.  The Registrant’s Annual Report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.  Also see rider to Part IV.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Name: Richard H. Gross
Area Code and Telephone Number: (614) 505-6115

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).   ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached rider.

 MIDWEST ENERGY EMISSIONS CORP has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 29, 2012	By:	/s/ Richard H. Gross
Name: Richard H. Gross
Title: Chief Financial Officer

ATTENTION INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

MIDWEST ENERGY EMISSIONS CORP.

RIDER TO FORM 12b-25

PART IV – OTHER INFORMATION

(3)     The Registrant anticipates that its revenues for the year ended December 30, 2011 will be approximately $458,000 compared to $7,000 for the year ended December 31, 2010.  The Company generated revenue for the year ended December 31, 2011 by delivering product to its first commercial customer for use in the system commissioning process in preparation for the system launch in 2012.  The Company generated all revenue for the year ended December 31, 2010 in connection with a 2009 sub-award project from the University of North Dakota Energy and Environmental Research Center for “Full Scale Testing of Sorbent Injection Technology on Mercury Control.”  During the year ended December 31, 2011, we anticipate our net loss will be approximately $9.2 million due to a substantial increase in operating expenses, charges for stock grants to executives and consultants and an impairment charge recorded against goodwill created in the merger between China Youth Media, Inc. and Midwest Energy Emissions Corp on June 21, 2011.  The Company had a net loss of $471,000 for the year ended December 31, 2010.